SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	July	2009
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	T-Mobile USA and RIM Introduce the New BlackBerry Curve 8520.

DOCUMENT 1

July 27, 2009
FOR IMMEDIATE RELEASE

T-Mobile USA and RIM Introduce the New BlackBerry Curve 8520

Approachable New Smartphone Offers Email, Messaging, Social Networking, Music and Entertainment for People on the Go

Bellevue, Wash., and Waterloo, Ontario –T-Mobile USA, Inc., and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the new BlackBerry® Curve™ 8520 smartphone, a new addition to the BlackBerry Curve series of smartphones, with availability expected on August 5.

The slim new BlackBerry Curve 8520 is an incredibly approachable smartphone that comes in two attractive colors from T-Mobile – black and frost. For people who like to be connected, it provides easy mobile access to email, messaging (IM, SMS, MMS) and popular social networking sites (including Facebook® and MySpace) and features a highly tactile full-QWERTY keyboard for comfortable, accurate typing. It also features rich multimedia capabilities and access to music, games and other mobile apps for entertainment on the go.

The BlackBerry Curve 8520 smartphone is a world phone, and is also Wi-Fi®-enabled to arm customers with fast Web browsing and Wi-Fi calling. T-Mobile customers can continue to get great mobile coverage and unlimited nationwide Wi-Fi calling with T-Mobile’s Unlimited HotSpot Calling service as well as unlimited nationwide calling to five people with T-Mobile myFaves® service.*

In addition to providing the industry’s leading mobile email and messaging solution, the BlackBerry Curve 8520 smartphone is designed to be efficient and convenient. It introduces an innovative touch-sensitive optical trackpad, which makes scrolling and selection smooth and easy for a great navigation experience. It is also the first BlackBerry smartphone to feature dedicated media keys, smoothly integrated along the top of the handset, giving customers an easy, convenient way to control their music and videos.

“People increasingly expect a rich, diverse experience with their phones because they’re using them in new and different ways,” said Travis Warren, director of product marketing, T-Mobile USA. “Adding the BlackBerry Curve 8520 to the T-Mobile line-up gives our customers a phone capable of helping bring balance to the chaotic demands of a busy professional and personal life.”

“More and more cell phone users are choosing to upgrade to a smartphone and the new BlackBerry Curve 8520 will undoubtedly convince many more people to make the switch. It delivers all the great messaging, social networking and multimedia features that have made BlackBerry the top-selling smartphone brand in the United States,” said Carlo Chiarello, vice president, product management, Research In Motion.  “T-Mobile customers are going to love how easy it is to keep in touch on Facebook and MySpace and the full-QWERTY keyboard is amazingly fast and comfortable for typing on the go.”

Key features of the BlackBerry Curve 8520 smartphone include:

•	Full-QWERTY keyboard and touch-sensitive optical trackpad for reliable, responsive typing and navigation
•	256MB Flash memory and a 512Mhz next generation processor for enhanced performance
•	Premium phone features including voice activated dialing, and Bluetooth (2.0) support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals
•	2 MP digital camera with zoom and video recording
•
Advanced media player for music, pictures and videos, with dedicated media keys and a 3.5 mm stereo headset jack, plus BlackBerry® Media Sync, which makes it easy to quickly sync music from iTunes® or Windows Media® Player with the smartphone**

•
Access to BlackBerry App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for BlackBerry smartphones. Categories include games, entertainment, social networking and sharing, news and weather, productivity and much more

•
BlackBerry® Internet Service support for access to up to 10 supported email accounts, including most popular ISP email accounts such as Yahoo!®, Windows Live™ Hotmail®, AOL® and Gmail™; and  BlackBerry® Enterprise Server support, which provides advanced security and IT administration features for corporate deployments

•	Expandable memory via hot swappable microSD/SDHC memory card slot, supporting cards of up to 16 GB today and expected to support next generation 32GB cards when available; a 1GB card is included
•	Built-in Wi-Fi (802.11 b/g) with support for T-Mobile Unlimited Hotspot Calling service
•	Quad-band world phone: EGDE/GPRS/GSM (850/900/1800/1900 MHz)

The new BlackBerry Curve 8520 smartphone from T-Mobile will be available on August 5 at T-Mobile retail stores, Walmart Stores, select authorized dealers, and online at http://www.T-Mobile.com.

Prior to retail availability, customers can learn more about the BlackBerry Curve 8520 smartphone at www.blackberry.com/curve8520.

*Unlimited nationwide Wi-Fi calling requires Unlimited HotSpot Calling mobile plan, qualifying rate plan, broadband Internet connection and wireless router. Regular plan minutes are used when call does not originate on Wi-Fi network. For more information about Unlimited HotSpot Calling, visit http://www.T-MobileAtHome.com.  myFaves only applies to calls directly between two people and allows unlimited nationwide calling to five U.S. numbers.  Use of some device features may require a specific plan and incur separate, additional charges. See T-Mobile.com for rate plan information, charges for features and services, and other details.

** Certain music files may not be supported, including files that contain digital rights management technologies.

# # #

About T-Mobile USA, Inc.
Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. operation of Deutsche Telekom AG’s Mobile Communications Business, and a wholly owned subsidiary of T-Mobile International, one of the world’s leading companies in mobile communications. By the end of the first quarter of 2009, more than 148 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 33.2 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely used digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. Bluetooth word mark and logos are owned by Bluetooth SIG, Inc. and are used by T-Mobile under license. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor T-Mobile assume any obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Note for editors: Additional information, including product images and video, is available at www.rim.mediaseed.tv.

RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

T-Mobile Media Contact:
+1 (425) 378-4002
mediarelations@t-mobile.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 27, 2009	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Accounting Officer